EXHIBIT 4.30

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated June 29, 2011, is entered into by and among TCG Fund I, L.P., a Cayman Islands limited partnership (the “Seller”), and Textainer Limited, a Bermuda exempted company (the “Purchaser”).

Preliminary Statements

WHEREAS, the Seller is the owner of 3,000 of the issued and outstanding class A shares (the “Class A Shares”) of Textainer Marine Containers Limited, a Bermuda exempted company (the “Company”), and the Purchaser is the owner of 9,000 of the Class A Shares and 100% of the issued and outstanding class B shares of the Company, and no other person or entity owns any equity interests in the Company other than one Class C share that is owned by AMACAR Investments LLC, a Delaware limited liability company;

WHEREAS, the Seller, the Purchaser and the Company are parties to that certain Amended and Restated Members Agreement, dated as of November 21, 2007 (the “Members Agreement”), which governs certain aspects of the relationship between the shareholders of the Company;

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, 1,500 Class A Shares in the Company currently owned by the Seller (the “Purchased Shares”). This Agreement is entered into by the parties to set forth the terms and conditions upon which the Purchaser will purchase the Purchased Shares from the Seller.

NOW THEREFORE, in consideration of the facts set forth above and the mutual covenants contained in this Agreement, the parties agree as follows:

Agreement

ARTICLE 1

Defined Terms; Purchase and Sale of Purchased Shares

1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

“Estimated Purchase Price” means the estimated total purchase price set forth on the Estimated Closing Statement.

“Lien” shall mean any security interest, lien, pledge or other claim or encumbrance of any kind.

“Losses” shall mean any and all liabilities, obligations, duties, claims, actions, causes of action, assessments, losses (including diminution in value), costs, damages, deficiencies, taxes, fines, or expenses, including, without limitation, interest, penalties, reasonable attorney fees, and all amounts paid in investigation, defense, or settlement of any of the foregoing.

“Purchase Price” shall mean an amount equal to the sum of (i) an amount equal to the product of (x) twelve and one half of one percent (12.5%) and (y) the total shareholders equity of the Class A Shares, as determined in generally accepted accounting principles in the United States of America, at the close of business on June 30, 2011 and (ii) Twenty Million, Six Hundred Twenty Five Thousand ($20,625,000).

1.2 Purchase and Sale of Purchased Shares. Effective June 30, 2011, the Seller hereby sells, assigns, transfers and conveys to the Purchaser the Purchased Shares, including all rights of the Seller with respect to such Purchased Shares, free and clear of all Liens, and the Purchaser hereby purchases from the Seller, the Purchased Shares and all such rights.

1.3 Purchase Price; Payment and Adjustment of Purchase Price.

1.3.1 In consideration of the sale of the Purchased Shares by the Seller to the Purchaser hereunder, the Purchaser shall pay to the Seller on the date hereof, in cash, in immediately available funds, the Estimated Purchase Price. The Estimated Purchase Price shall be paid to the Seller in accordance with the following instructions:

Silicon Valley Bank

3003 Tasman Drive

Santa Clara, CA 95054, USA

Routing & Transit #: 121140399

Swift Code: SVBKUS6S

For Credit of:

TCG Fund I, L.P.

10955 Westmoor Drive

Westminster, CO 80021

Final Credit Account #: 3300702040

1.3.2 On the date hereof, the Company has delivered to the Purchaser the estimated closing statement attached hereto as Exhibit A based on the total shareholder equity of the Class A Shares of the Company as of May 31, 2011 (the “Estimated Closing Statement”), together with all documentation necessary to support the components set forth therein. As promptly as practicable, but in any event no later than August 31, 2011, the Seller shall cause the Company to prepare and deliver to the Purchaser a statement (the “Final Closing Statement”) indicating the actual amounts for the items included in the Estimated Closing Statement and based on the total shareholders equity of the Class A Shares of the Company as of June 30, 2011, with such amounts being calculated in a manner consistent with the calculation of such amounts on the Estimated Closing Statement. The Final Closing Statement delivered by the Company to the Purchaser shall be deemed to be, and shall be, final, binding and conclusive, absent manifest error, on the parties hereto.

1.3.3 Within ten (10) Business Days following the delivery of the Final Closing Statement pursuant to Section 1.3.2, the adjustment payments, if any, payable pursuant to Section 1.3.4 shall be paid by wire transfer of immediately available funds to a bank account designated by the Seller or the Purchaser, as the case may be.

1.3.4 The Purchaser shall make an adjustment payment to the Seller in an amount equal to the amount (if any) by which the Purchase Price on the Final Closing Statement is greater than the Estimated Purchase Price, and the Seller shall make an adjustment payment to the Purchaser in an amount equal to the amount (if any) by which the Purchase Price on the Final Closing Statement is less than the Estimated Purchase Price.

1.4 Documentation. On June 30, 2011, the Seller shall deliver to the Purchaser all certificates (if any) representing the Purchased Shares, together with duly executed instruments of transfer related thereto.

1.5 Unwind. If for any reason the purchase and sale of Purchased Shares is not consummated on June 30, 2011, the Seller shall, not later than July 1, 2011, return to the Purchaser all amounts paid pursuant to Section 1.3.1.

ARTICLE 2

Representations and Warranties

2.1 The Seller represents and warrants to the Purchaser on and as of the date hereof and June 30, 2011, as follows:

2.1.1 Existence, Power and Authority. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite authority to enter into this Agreement and to consummate the transactions contemplated hereby.

2.1.2 Authorization. The execution and delivery of this Agreement and the performance by Seller hereunder have been duly authorized by all requisite action and proceedings of Seller, and in accordance with applicable provisions of its organizational documents and applicable law. This Agreement has been duly executed and delivered by Seller, and this Agreement is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws from time to time in effect which affect creditors’ rights generally.

2.1.3 No Conflicts. The execution, delivery and performance of this Agreement by Seller and the consummation by the Seller of the transactions contemplated herein do not and will not (i) violate, conflict with or constitute a default under any provision of its operating agreement or other applicable charter documents, (ii) conflict with or result in a breach of any indenture or other agreement to which Seller is a party or by which Seller or its properties are bound, (iii) violate any judgment, order, injunction, decree or award of any court, administrative agency or governmental body against, or binding upon, Seller or its properties, or (iv) constitute a violation by Seller of any law or regulation applicable to it or its properties, except in any case where such violation would not have a material adverse affect on the financial condition of Seller or its ability to perform its obligations under this Agreement.

2.1.4 Consents. The execution, delivery and performance by Seller of, and the consummation of the transactions contemplated by this Agreement do not require (i) any approval or notice to or consent of any person, or any holder of any indebtedness or obligation of Seller or any other party to any agreement binding on the Seller, or (ii) any notice to or filing or recording with, or any consent or approval of, any governmental body, except for approvals, consents, notices, filings and recordings that will have been obtained or given or made prior to June 30, 2011.

2.1.5 Legal Proceedings. There are no actions, suits or proceedings pending, or to Seller’s knowledge, threatened, against Seller or the Purchased Shares before any court, arbitrator, administrative or governmental body that, if adversely determined, would hinder or prevent Seller’s ability to carry out the transactions contemplated by this Agreement or affect the right, title or interest of Seller in the Purchased Shares, and, to Seller’s knowledge, there is no basis for any such suits or proceedings.

2.1.6 Title. Seller is the lawful and rightful sole owner of the Purchased Shares as of the date hereof and June 30, 2011 and has good right and title to sell the same to Purchaser as of the date hereof and June 30, 2011. On the date hereof and June 30, 2011 (prior to conveyance of the Purchased Shares to Purchaser), Seller holds title to the Purchased Shares, free and clear of all Liens.

2.1.7 Brokers and Finders. No person or entity is entitled to a finder’s fee or any type of brokerage commission in relation to or in connection with the transactions contemplated by this Agreement as a result of any agreement or understanding with Seller.

2.1.8 Exclusive Warranties. The provisions of this Section 2.1 state the sole and exclusive warranties made by Seller to Purchaser with respect to the subject matter of this Agreement and are in lieu of any and all other warranties, express or implied (except for the implied warranty of good faith and fair dealing).

2.2 The Purchaser represents and warrants to the Seller on and as of the date hereof and June 30, 2011 as follows:

2.2.1 Existence, Power and Authority. Purchaser is a company with limited liability duly organized, validly existing and in good standing under the laws of Bermuda, and has all requisite organizational authority to enter into this Agreement and to consummate the transactions contemplated hereby.

2.2.2 Authorization. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser hereunder and thereunder, have been duly authorized by all requisite organizational action and proceedings of Purchaser and in accordance with applicable provisions of its organizational documents and applicable law. This Agreement has been duly executed and delivered by Purchaser, and this Agreement is the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws from time to time in effect which affect creditors’ rights generally.

2.2.3 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser and the consummation by the Purchaser of the transactions contemplated hereby, do not and will not (i) violate, conflict with or constitute a default under any provision of Purchaser’s memorandum of association or other charter documents, (ii) conflict with or result in a breach of any indenture or other agreement to which Purchaser is a party or by which Purchaser or its properties are bound, (iii) violate any judgment, order, injunction, decree or award of any court, administrative agency or governmental body against, or binding upon, Purchaser or its properties, or (iv) constitute a violation by Purchaser of any law or regulation applicable to Purchaser or its properties, except in any case where such violation would not have a material adverse affect on the financial condition of Purchaser or its ability to perform its obligations under this Agreement.

2.2.4 Consents. The execution, delivery and performance by Purchaser of this Agreement do not require (i) the approval or consent of or notice to any person, or any holder of any indebtedness or obligation of Purchaser or any other party to any agreement binding on the Purchaser, or (ii) any notice to or filing or recording with, or any consent or approval of, any governmental body, except for approvals, consents, notices, filings and recordings that have been obtained or given or made prior to June 30, 2011.

2.2.5 Legal Proceedings. There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened, against Purchaser before any court, arbitrator or administrative or governmental body that, if adversely determined, would hinder or prevent Purchaser’s ability to carry out the transactions contemplated by this Agreement, and, to Purchaser’s knowledge, there is no basis for any such suits or proceedings.

2.2.6 Brokers and Finders. No person or entity is entitled to a finder’s fee or any type of brokerage commission in relation to or in connection with the transactions contemplated by this Agreement as a result of any agreement or understanding with Purchaser.

2.2.7 Exclusive Warranties. The provisions of this Section 2.2 state the sole and exclusive warranties made by Purchaser to Seller with respect to the subject matter of this Agreement and are in lieu of any and all other warranties, express or implied (except for the implied warranty of good faith and fair dealing).

ARTICLE 3

Taxes; Indemnification; Expenses

3.1 Sales Tax. It is the expectation of the parties that the transfer of the Purchased Shares contemplated by this Agreement shall be exempt from state and local sales, use, transfer or similar taxes. If, however, any such sales, use, transfer or similar tax is imposed by any state or local authority on the transfer of the Purchased Shares as contemplated herein, other than taxes based on income of Seller, Purchaser shall bear and be responsible for the payment of the amount of such tax (including any related interest or penalties). Upon receipt of notice of any such tax or imposition, the party receiving the notice shall promptly provide a copy to the other party. Either party may, at its own cost and expense, commence and participate in a contest of the validity, applicability or amount of any such tax or other imposition.

3.2 Indemnification.

3.2.1 Indemnity by Seller. Without limitation of any other provision of this Agreement or any other rights and remedies available to Purchaser at law or in equity, Seller covenants and agrees to protect, indemnify, defend, and hold harmless the Company and the Purchaser and to promptly reimburse each of such parties for, all Losses arising out of, in connection with or relating to any breach of any covenant, representation, or warranty of Seller under this Agreement or the other documents to which Seller is a party delivered in connection with this Agreement.

3.2.2 Indemnity by Purchaser. Without limitation of any other provision of this Agreement or any other rights and remedies available to Seller at law or in equity, Purchaser covenants and agrees to protect, indemnify, defend and hold harmless Seller from, and to promptly reimburse Seller for, Losses arising out of, or in connection with, or relating to any breach of any covenant, representation or warranty of Purchaser under this Agreement or other documents to which Purchaser is a party delivered in connection with this Agreement.

3.3 Expenses. Purchaser shall pay all reasonable out of pocket expenses incurred by Seller (including the reasonable fees, charges and disbursements of counsel for Seller) in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and any amendments, modifications or waivers of the provisions hereof requested by Purchaser, and (ii) the enforcement or protection of Seller’s rights in connection with this Agreement.

ARTICLE 4

General Provisions

4.1 Specific Performance. Upon the occurrence of any breach of this Agreement by Seller, Purchaser shall be entitled, as its exclusive remedy, to enforcement of this Agreement by a decree of specific performance requiring the Seller to fulfill its obligations under this Agreement; Seller hereby waives, in any action for specific performance, the defense that there is an adequate remedy at law or in equity and agrees that the Purchaser shall be entitled to obtain specific performance without being required to prove actual damages. Upon the occurrence of any breach of this Agreement by Purchaser, Seller shall be entitled to all of its remedies at law and in equity, including, without limitation, its actual damages and reimbursement of all of Seller’s expenses (including, without limitation, attorney’s, accounting and solicitation fees and costs) incurred in connection with this Agreement.

4.2 Further Assurances. Each of Seller and Purchaser agrees to execute, acknowledge, deliver, file and record, or cause to be executed, acknowledged, delivered, filed and recorded, such further documents or other papers, and to do all such things and acts, as the other party may reasonably request in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

4.3 Notices. All notices hereunder shall be in writing and shall be sufficiently given if delivered personally or sent by overnight delivery service, by registered or certified mail, first class, postage prepaid, or by telecopy or similar written means of communication, to the receiving party at the address shown below or such other address of which the receiving party has given notice hereunder. Any notice shall be deemed to have been given and received if: (a) sent by registered or certified mail, as of the close of the third (3rd) business day following the date so mailed; (b) if personally delivered, on the date delivered; (c) on the date sent if sent by telecopy on a business day; and (d) on the next business day after the date sent in all other cases. Addresses for notices are as follows:

Purchaser:	Textainer Limited
c/o Textainer Equipment Management (U.S.) Ltd.
650 California Street, 16th floor
San Francisco, CA 94108
Attention: Chief Financial Officer
Facsimile: (415) 434-0599

Seller:	TCG Fund I, L.P.
c/o Transportation Capital Group, LLC
10955 Westmoor Drive
Suite 400
Westminster, CO 80021
Adam DiMartino
Facsimile: (303) 410-4571

4.4 Waivers and Amendments. This Agreement may be amended, superseded, modified, supplemented or terminated, and the terms hereof may be waived, only by written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. No waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, shall preclude any further exercise thereof or the exercise of any other such right, power or privilege.

4.5 Assignment, Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and administrators, and permitted assigns. No party shall assign any of its rights or obligations hereunder without the prior written consent of the other parties.

4.6 Arbitration. Any controversy or claim arising out of or relating to this Agreement, any of its Exhibits, or the breach thereof (including, without limitation, a claim for which injunctive or other equitable relief is sought or the determination of the scope or applicability of this Agreement to arbitrate) shall be settled by arbitration in New York, New York, by one (1) arbitrator (unless the parties mutually agree to accept multiple arbitrators) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The cost of any such arbitration shall be borne equally by the parties involved unless the arbitrator(s) deem such division of costs to be inequitable, in which event the arbitrator(s) may allocate the costs of arbitration among the parties thereto as they deem just and equitable under the circumstances.

4.7 Entire Agreement. This Agreement, together with the Exhibits attached hereto, constitutes the entire agreement among the parties hereto, and no party hereto shall be bound by any communications between them on the subject matter hereof unless such communications are in writing and bear a date contemporaneous with or subsequent to the date hereof. Any prior written agreements or letters of intent among the parties relating to the subject matter hereof shall, upon the execution of this Agreement, be null and void.

4.8 Severability. Any provision of this Agreement which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof, and any such unenforceability in any jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. To the extent permitted by applicable law, the parties hereto hereby waive any provision of law now or hereafter in effect which renders any provision hereof unenforceable in any respect.

4.9 Headings. The headings in the sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect the meaning or interpretation hereof.

4.10 Construction. No provision of this Agreement shall be construed against any party on the ground that such party or such party’s counsel drafted the provision.

4.11 Counterparts. This Agreement may be executed in two (2) or more facsimile counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

4.12 No Third Party Beneficiaries. This Agreement is solely for the benefit of Seller and Purchaser and shall create no rights of any nature in any person or entity not a party hereto.

4.13 Governing Law. THIS AGREEMENT SHALL BE CONSTRUED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAWS BUT OTHERWISE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW, THAT WOULD RESULT IN APPLICATION OF LAWS OTHER THAN NEW YORK, AND THE RIGHTS, OBLIGATIONS AND REMEDIES OF THE PARTIES HERETO SHALL BE DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the parties have executed this Share Purchase Agreement as of the date set forth above.

SELLER: TCG FUND I, L.P.
By TCG FUND I GP, LLC, its general partner

By	/S/ MILTON J. ANDERSEN
Name:
Title:

By	[SIGNATURE ILLEGIBLE]
Name:
Title:

PURCHASER: TEXTAINER LIMITED

By	/S/ CHRISTOPHER C. MORRIS
Christopher C. Morris, Secretary

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